

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2011

<u>Via Email</u>
Robert McEwen
Chief Executive Officer
US Gold Corporation
Suite 4750, Brookfield Place
Bay Wellington Tower
181 Bay Street, P.O. Box 792
Toronto, Ontario, Canada M5J 2T3

  Re: **US Gold Corporation**
     Preliminary Proxy Statement on Schedule 14A
     Filed October 7, 2011
     File No. 001-33190

Dear Mr. McEwen:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Dietrich King for

          John Reynolds
          Assistant Director